U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

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       NOTIFICATION OF LATE FILING                        SEC FILE NUMBER

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                                                           CUSIP NUMBER
                                                            00087F 10 2
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(CHECK ONE):      [X] Form 10-K and Form 10-KSB         [  ] Form 20-F
                  [ ] Form 10-Q and 10-QSB              [  ] Form N-SAR


         For Period Ended:  December 31, 2004
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         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended:
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

Full Name of Registrant:            ACL Semiconductors Inc.

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Former Name if Applicable

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Address of Principal                       B24-B27,1/F., Block B,
Executive Office                           Proficient Industrial Centre,
(Street and Number)                        6 Wang Kwun Road, Kowloon

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City, State and Zip Code                   Hong Kong


PART II--RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [ ]; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable. [ ]


57930

PART III--NARRATIVE

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets, if needed)

The Registrant has engaged the services of new internal people to be responsible for the Registrant being in compliance with US. GAAP accounting. As a result, the Registrant was unable to compile the documentation required to complete the Form 10-K without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Kenneth Lap Yin Chan                        (852) 2799-1996

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(Name)                                       (Area Code) (Telephone Number)

(2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is expected that the Registrant's sales be approximately $133 million for the year ended December 31, 2004 compared to $73 million for the year ended December 31, 2003, and its pretax loss be $0.8 million for the year ended December 31, 2004 compared to $1.1 million for the year ended December 31, 2003. The significant increase in sales was attributable to strong demand of Samsung memory products as a result of strong performance of the economies of Hong Kong and Southern China. Pretax loss in 2003 was primarily attributable to share issuance with a total value of $2.7 million as merger cost for the merger between Atlantic Components Ltd. and the Registrant. Pretax loss of $0.8 million in 2004 was primarily attributable to loss from an uninsured robbery of goods-in-transit which occurred in August, 2004 causing a loss of $0.4 as well as the overall decrease on the gross margin of memory products due to increase of competition.


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                             ACL SEMICONDUCTORS INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2005                 By:     /s/ Kenneth Lap Yin Chan
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                                             Name: Kenneth Lap Yin Chan
                                             Title: Chief Financial Officer